As filed with the Securities and Exchange Commission on March 1, 2011
No. 812-_______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT
COMPANY ACT OF 1940 GRANTING EXEMPTIONS FROM SECTIONS 18(a) AND 61(a) OF
THE ACT

HORIZON TECHNOLOGY FINANCE CORPORATION
LONGVIEW SBIC LP
LONGVIEW SBIC GP LLC
and
HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC
76 Batterson Park Road
Farmington, Connecticut 06032
(860) 676-8654

All Communications, Notices and Orders to:
Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
76 Batterson Park Road
Farmington, Connecticut 06032
(860) 676-8654

Copies to:
Stephen C. Mahon
Squire, Sanders & Dempsey (US) LLP
221 East Fourth Street, Suite 2900
Cincinnati, Ohio 45202
(513) 361-1200

March 1, 2011

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the matter of

HORIZON TECHNOLOGY FINANCE CORPORATION
LONGVIEW SBIC LP
LONGVIEW SBIC GP LLC
and
HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC

76 Batterson Park Road
Farmington, Connecticut 06032
(860) 676-8654

File No. 812-________
Investment Company Act of 1940
) ) ) ) ) ) ) ) ) ) ) ) ) )	APPLICATION FOR AN ORDER PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 GRANTING AN EXEMPTION FROM SECTIONS 18(a) AND 61(a) OF THE ACT
     Horizon Technology Finance Corporation (the “Company”), an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”),1 the Company’s investment adviser, Horizon Technology Finance Management LLC (the “Investment Adviser”) and the Company’s subsidiaries, Longview SBIC GP LLC (the “General Partner”) and Longview SBIC LP (“Horizon SBIC,” and collectively with the Company and General Partner, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c), granting exemptions from Sections 18(a) and 61(a).
     The requested order in this application (the “Application”) would permit the Company and any direct or indirect wholly owned subsidiary of the Company (each, a “Subsidiary” and, collectively, the “Subsidiaries”) that is (i) licensed by the Small Business Administration (“SBA”) to operate under the Small Business Investment Act of 1958 (“SBIA”) as a small business investment company (“SBIC”) and (ii) relies on Section 3(c)(7) for an exemption from the definition of “investment company” under the 1940 Act (each an “SBIC Subsidiary” and, collectively, the “SBIC Subsidiaries”), to adhere to modified asset coverage requirements under Section 61.
     Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with the terms and condition of the Application.
I. GENERAL DESCRIPTION OF APPLICANTS
     A. The Company
     The Company was organized under the General Corporation Law of the State of Delaware on March 16, 2010 for the purpose of operating as an externally managed, non-diversified, closed-end

[1]	Unless otherwise indicated, all section references are to the 1940 Act.

management investment company that has elected to be regulated as a BDC under the 1940 Act.2 In addition, the Company intends to make an election to be treated for tax purposes as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), and intends to continue to make such election in the future. The Company’s principal place of business is 76 Batterson Park Road, Farmington, Connecticut 06032.
     In connection with the Company’s initial public offering of common stock (the “IPO”), the Company filed a registration statement on Form N-2 (File No. 333-165570) (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act. On October 28, 2010 the Company filed a registration statement on Form 8-A to register its common stock under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”). The registration statement was declared effective on October 28, 2010. Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. The Company’s common stock is listed on the NASDAQ Global Market and trades under the ticker symbol “HRZN.”
     The Company operates as a BDC under the 1940 Act. The Company’s investment objective is to generate current income from the loans it makes and capital appreciation from the warrants it receives when making such loans. The Company intends to achieve its investment objective by making secured loans to development-stage companies backed by established venture capital and private equity firms in the technology, life science, healthcare information and services, and cleantech industries.
     The board of directors of the Company (the “Board”) has seven members, of which four members are not “interested persons” of the Company within the meaning of Section 2(a)(19). As of March 1, 2011, the Company had no employees and five officers. As discussed below, the Investment Adviser serves as the investment adviser to the Company.
     B. Horizon SBIC and General Partner
     Horizon SBIC was formed under the Delaware Revised Uniform Limited Partnership Act (6 Del. C. Sections 17-101, et seq.) on February 11, 2011 and General Partner was formed under the Delaware Limited Liability Company Act (6 Del. C. Sections 18-101, et seq.) on February 11, 2011. The Company directly owns 99% of Horizon SBIC in the form of a limited partnership interest in Horizon SBIC. The General Partner owns 1% of Horizon SBIC in the form of a general partnership interest. The Company owns 100% of the General Partner. As a result, the Company, directly or indirectly through the General Partner, wholly owns Horizon SBIC.
     The Company, on behalf of Horizon SBIC, submitted an application to the SBA on December 6, 2010 for a license to operate as an SBIC (the “SBIC Application”) and the SBA accepted the SBIC Application for filing on December 21, 2010. The SBIC Application is currently pending.
     Upon Horizon SBIC’s receipt of the SBIC license, the Company will act as Horizon SBIC’s manager and investment adviser. Horizon SBIC is not registered under the 1940 Act as it relies on the exemption from the definition of investment company contained in Section 3(c)(7).
     Horizon SBIC has the same investment objective and strategies as the Company, as summarized above. Although Horizon SBIC has not originated any debt or equity investments as of the date of this Application, it intends to originate such investments in the near future.

[2]	The Company’s predecessor and wholly owned subsidiary, Compass Horizon Funding LLC, a Delaware limited liability company, was formed in January 2008.

     As an SBIC, Horizon SBIC will be examined periodically by the SBA’s staff to determine its compliance with SBIC regulations. In addition, Horizon SBIC will be audited on an annual basis by a third-party accounting firm. SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average net income after federal taxes not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote generally at least 25 percent of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average net income after federal taxes not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size criteria to determine eligibility, which depend on the industry in which the business is engaged and typically include such factors as number of employees or gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses or invest in the equity securities of such businesses. In addition to size criteria, SBA regulations also contain other limitations, including limits related to permitted industries, terms of investment, conflicts of interest and co-investments.
     C. The Investment Adviser
     Subject to the overall supervision of the Board, the Investment Adviser, a Delaware limited liability company, serves as the external investment adviser to the Company pursuant to an investment advisory agreement dated October 28, 2010. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended.
II. REQUESTED RELIEF
     A. Sections 6(c) and 18
     1. Section 6(c)
     Section 6(c) authorizes the Commission to exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provision or provisions of the 1940 Act or any rule thereunder if, and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.
     2. Section 18
     Section 18(a) prohibits a registered closed-end investment company from issuing any class of senior security or selling any such security of which it is the issuer, unless it complies with the asset coverage requirements set forth in that Section. “Asset Coverage” is defined in Section 18(h) to mean, with respect to a class of senior security representing an indebtedness of an issuer, the ratio that the value of the total assets of an issuer, less all liabilities and indebtedness not represented by senior securities, bears to the aggregate amount of senior securities representing indebtedness of such issuer. Under the provisions of Section 18(a)(1)(A) of the 1940 Act, senior securities of closed-end investment companies representing indebtedness must have an asset coverage of 300 percent immediately after their issuance or sale. Section 61(a) of the 1940 Act applies Section 18 of the 1940 Act to a BDC to the same extent as if the BDC were a registered closed-end investment company, subject to certain exceptions. One of the exceptions provides that the asset coverage requirement of Section 18(a)(1)(A) applicable to BDCs is 200 percent.

     Section 18(k) makes the asset coverage and other requirements of subparagraphs (A) and (B) of paragraph (1) of Section 18(a) inapplicable to investment companies operating under the SBIA. However, companies operating under the SBIA, such as SBIC Subsidiaries, are subject to the SBA’s substantial regulation of permissible leverage in their capital structure. An SBIC with outstanding SBA financial assistance may not incur any secured, third-party debt or refinance any debt with secured, third-party debt without the prior written approval of the SBA. Horizon SBIC and any other SBIC Subsidiary will be regulated by the SBA and operate under the SBIA. There will be no difference in the SBA’s regulation of Horizon SBIC or other SBIC Subsidiaries due to the fact that it and any other SBIC Subsidiaries will not be registered under the 1940 Act or be BDCs.
     3. Need for Relief
     The Company is a closed-end investment company for purposes of Section 18 of the 1940 Act, which is made applicable to BDCs by Section 61(a) thereof. Since Horizon SBIC is, and other SBIC Subsidiaries would be, Subsidiaries of the Company, the Company may be required to comply with the asset coverage requirements of Section 18(a) (as modified by Section 61(a) for BDCs) on a consolidated basis, because the Company may be deemed to be an indirect issuer of any class of senior security issued by Horizon SBIC or another SBIC Subsidiary.3 Applying Section 18(a) (as modified by Section 61(a)) on a consolidated basis generally would require that the Company treat as its own all assets held directly either by itself, by Horizon SBIC, or by another SBIC Subsidiary and also treat as its own any liabilities of the Company, Horizon SBIC and the other SBIC Subsidiaries (with intercompany receivables and liabilities eliminated).
     4. Requested Exemption
     Solely for the purposes of the requested relief, and only for such purposes, the Applicants wish to treat Horizon SBIC and any other SBIC Subsidiaries as if each were a BDC subject to Sections 18 and 61 of the 1940 Act. Accordingly, the Applicants respectfully request on behalf of themselves and any other SBIC Subsidiaries an Order of the Commission, pursuant to Section 6(c) of the 1940 Act exempting the Company from the provisions of Section 18(a), as modified by Section 61(a), such that senior securities issued by each SBIC Subsidiary that would be excluded from its individual asset coverage ratio by Section 18(k) if it were itself a BDC would also be excluded from the Company’s consolidated asset coverage ratio. Since Horizon SBIC would be entitled to rely on Section 18(k) if it were a BDC itself, there is no policy reason to deny the benefit of that exemption to the Company. The Applicants believe that the Order requested in this Application would, if granted, be consistent with orders issued by the Commission pursuant to Section 6(c) of the 1940 Act in the past, as discussed below.
     5. Precedents
     The Commission has previously granted relief similar to the relief requested in this Application to allow the Company to exclude from its consolidated asset coverage ratio those senior securities that are issued by a wholly owned SBIC Subsidiary that would be excluded from its individual asset coverage

[3]	Although the Company does not concede that it is an indirect issuer of any class of senior security issued by Horizon SBIC or another SBIC, the Company’s 100% ownership and control of Horizon SBIC could cause the Company to be an indirect issuer of securities issued by Horizon SBIC. We note in this respect that for certain purposes under the Securities Act of 1933 (“Securities Act”) an issuer includes any person that controls the issuer. See Securities Act Section 2(a)(11) and Securities Act Rule 140.

ratio by Section 18(k) to the following companies: MCG Capital Corporation,4 Main Street Capital Corporation,5 Hercules Technology Growth Capital, Inc.,6 and Fifth Street Finance Corp.7
     6. Legal Arguments
     Applicants state that the requested relief satisfies the Section 6(c) standard for the reasons discussed below.
i.	Necessary or Appropriate in the Public Interest
               The operation of the Company as one company with an SBIC Subsidiary is intended to permit the Company to engage in an expanded scope of operations. The Company, as the parent BDC, must separate certain assets and activities of its consolidated operations into separate subsidiaries to achieve certain regulatory, tax and legal objectives. The structure of the Company and its Subsidiaries in principle is irrelevant to the substance of the Company’s consolidated operations, which will continue to focus on making loans to development-stage companies.
          The net effect of applying the asset coverage requirements on a consolidated basis, if relief were not obtained, could be to restrict the ability of the Company and its Subsidiaries to obtain the kind of financing that would be available to them if the Company were to conduct its SBIC operations directly. Thus, the Company believes that its stockholders will be better served if it is structured as proposed so that it can avail itself of the benefits of an SBA license.
     Based on the foregoing, the Company represents that the public interest would be served and the interest of the Company and its stockholders would be enhanced by the granting of the requested exemptions pursuant to Section 6(c).
ii.	Consistent with the Protection of Investors and the Purposes Fairly Intended by the Policy and Provisions of the 1940 Act
     The requested exemption would enhance the interests of the Company’s stockholders, while at the same time, retaining for them the important protections afforded by the provisions of the 1940 Act. The proposed transactions are consistent with the purposes fairly intended by the expressed policy and provisions of the 1940 Act because these transactions involve none of the conditions enumerated in Section 1(b) thereof.
          The Applicants believe that the requested exemptions would permit the Company to carry out more effectively: (i) the purposes and objectives of investing primarily in small business concerns; and (ii) the intent and policy of Congress as stated in, and implemented by, the 1940 Act and by amendments thereto contained in the 1958 Act and the Small Business Investment Incentive Act of 1980 (the “1980 Amendments”). Congress intended to encourage the development of venture capital companies by the enactment of the 1980 Amendments. A principal purpose of the 1980 Amendments was to remove

[4]	MCG Capital Corporation, et al., Investment Company Act Release Nos. 28427 (Sept. 30, 2008) (notice) and 28474 (Oct. 28, 2008) (order).

[5]	Main Street Capital Corporation, et al., Investment Company Act Release Nos. 28082 (Dec. 21, 2007) (notice) and 28210 (Jan. 16, 2008) (order).

[6]	Hercules Technology Growth Capital, Inc., et al., Investment Company Act Release Nos. 27748 (Mar. 7, 2007) (notice) and 27776 (Apr. 5, 2007) (order).

[7]	Fifth Street Finance Corp., et al., Investment Company Act Release Nos. 29500 (Nov. 18, 2010) (notice) and 29526 (Dec. 14, 2010) (order).

regulatory burdens on venture capital companies, including eliminating provisions of the 1940 Act that created unnecessary disincentives to venture capital activities, while assuring adequate protection of the interests of investors in such companies.8 One goal underlying elimination of such disincentives was to increase investment by the public in professionally managed venture capital companies in order to provide a new source of risk capital for small developing companies.9
     In initially adopting Rules 60a-l and 57b-l under the 1940 Act on an interim basis, the Commission recognized this goal, stating:
The 1980 Amendments, which became effective immediately upon their signing by the President, represent the considerable efforts of Congress and numerous other participants, including representatives of the Commission and the “venture capital” industry, to enhance the flow of capital to small, developing businesses and financially troubled businesses.10
     The Commission also stated in the same release that it is clear that Congress did not intend to prohibit BDCs from acquiring the securities of, and operating, wholly owned SBICs. Indeed, the 1980 Amendments specifically recognized the possibility of such ownership. The existence of SBIC subsidiaries of a BDC is also expressly contemplated by Item 8 to Form N-2.
     The Applicants represent that the proposed transactions are entirely consistent with the general purposes of the 1980 Amendments. The Company seeks relief that will allow it, together with its current and future Subsidiaries, to expand and broaden its activities within the Congressional policies described above and without creating conflicting regulatory issues. This goal can be accomplished only by obtaining the exemptions requested. The proposed transactions are therefore consistent with the general purposes of the 1940 Act, including the 1980 Amendments.
     The Applicants also represent that the requested exemptions should be granted because the Company, together with its Subsidiaries, would operate, in effect, as one company even though the operations are allocated among distinct legal entities. The Commission has repeatedly recognized the operation as essentially one company in these circumstances in various orders, including MCG Capital Corporation, Main Street Capital, Hercules, and Fifth Street, and other prior orders cited in the applications of these companies.
     B. Condition
     The Applicants agree that any Order granting the requested relief will be subject to the following condition:
          1. The Company shall not issue or sell any senior security, and the Company shall not cause or permit Horizon SBIC or any other SBIC Subsidiary to issue or sell any senior security of which the Company, Horizon SBIC or any other SBIC Subsidiary is the issuer except to the extent permitted by Section 18 (as modified for BDCs by Section 61) of the 1940 Act; provided that, immediately after the issuance or sale by any of the Company, Horizon SBIC or any other SBIC

[8]	See S. Rep. No. 958, 96th Cong., 2d Sess. 5 (1980); H.R. Rep. No. 1341, 96th Cong., 2d Sess. 21-22 (1980), reprinted in 1980 U.S.C.C.A.N. 4800, 4803-04.

[9]	See Thomas & Roye, Regulation of Business Development Companies Under the Investment Company Act, 55 S. Cal. L. Rev. 895, 912 (1982).

[10]	Investment Company Act Release No. 11493, [1980 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,704 (Dec. 16, 1980).

Subsidiary of any such senior security, the Company, individually and on a consolidated basis, shall have the asset coverage required by Section 18(a) of the 1940 Act (as modified by Section 61(a)). In determining whether the Company has the asset coverage on a consolidated basis required by Section 18(a) of the 1940 Act (as modified by Section 61(a)), any senior securities representing indebtedness of Horizon SBIC or another SBIC Subsidiary shall not be considered senior securities and, for purposes of the definition of “asset coverage” in Section 18(h), shall be treated as indebtedness not represented by senior securities.
III. PROCEDURAL MATTERS
     A. Communications
     Please address all communications concerning this Application, the Notice and Order to:
Robert D. Pomeroy, Jr.
Chief Executive Officer
Horizon Technology Finance Corporation
76 Batterson Park Road
Farmington, Connecticut 06032
(860) 676-8654
     Please address any questions and a copy of any communications concerning this Application, the Notice and Order to:
Stephen C. Mahon
Squire, Sanders & Dempsey (US) LLP
221 East Fourth Street, Suite 2900
Cincinnati, Ohio 45202
(513) 361-1200
     B. Authorizations
     Pursuant to Rule 0-2(c) under the 1940 Act, Applicants hereby state that the Company, by resolutions duly adopted by its Board on December 15, 2010 (attached hereto as Exhibit A), has authorized its officers to cause to be prepared and to execute and file with the Commission this Application and any amendment thereto under Section 6(c) of the 1940 Act for an order granting exemptions from Sections 18(a) and 61(a) of the Act. The Board also authorized the filing of this Application on behalf of its Subsidiaries: Horizon SBIC and the General Partner. Each person executing the Application on behalf of the Company, the Subsidiaries and the Investment Adviser says that he or she has duly executed the Application for and on behalf of the Company, Subsidiaries or the Investment Adviser; that he or she is authorized to execute the Application pursuant to the terms of an operating agreement, management agreement or otherwise; and that all actions by members, directors or other bodies necessary to authorize each deponent to execute and file the Application have been taken.
     The Applicants have caused this Application to be duly signed on their behalf on the 1st day of March, 2011.

HORIZON TECHNOLOGY FINANCE CORPORATION
By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC
By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

LONGVIEW SBIC LP
By:	LONGVIEW SBIC GP LLC, its general partner

By:	HORIZON TECHNOLOGY FINANCE CORPORATION, its Manager
By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Authorized Officer

LONGVIEW SBIC GP LLC
By:	HORIZON TECHNOLOGY FINANCE CORPORATION, its Manager

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Authorized Officer

VERIFICATION
The undersigned states that he has duly executed the foregoing Application, dated March 1, 2011, for and on behalf of Horizon Technology Finance Corporation, Longview SBIC LP, Longview SBIC GP LLC and Horizon Technology Finance Management LLC, as the case may be, that he holds the office with such entity as indicated below and that all actions by the directors, stockholders, general partners, trustees or members of each entity, as applicable, necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument and the contents thereof and that the facts set forth therein are true to the best of his knowledge, information and belief.

HORIZON TECHNOLOGY FINANCE CORPORATION
By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

HORIZON TECHNOLOGY FINANCE MANAGEMENT LLC
By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

LONGVIEW SBIC LP
By:	LONGVIEW SBIC GP LLC, its general partner

By:	HORIZON TECHNOLOGY FINANCE CORPORATION, its Manager

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Chief Executive Officer

LONGVIEW SBIC GP LLC
By:	HORIZON TECHNOLOGY FINANCE CORPORATION, its Manager

By:	/s/ Robert D. Pomeroy, Jr.
	Name:	Robert D. Pomeroy, Jr.
	Title:	Authorized Officer

EXHIBIT A
Resolutions of the Board of Directors
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered, by and on behalf of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized;
     RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered, by and on behalf of the Company as the sole member or manager of any wholly owned subsidiary of the Company, and in its name, to execute and cause to be filed with the U.S. Securities and Exchange Commission any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including but not limited to requests for no-action relief or interpretive positions under the Investment Company Act of 1940, as amended (the “1940 Act”), or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized.